Exhibit 4.31

Herbert Smith
Execution Copy

……24th May…..2006

IDG TECHNOLOGY VENTURE INVESTMENT, INC.

and

TRADE MEDIA HOLDINGS LIMITED

and

INTERNATIONAL DATA GROUP, INC.

_________________________________

AGREEMENT
for the sale and purchase of 10% of the shares in
HC INTERNATIONAL, INC.

__________________________________

Herbert Smith LLP

TABLE OF CONTENTS

1.	INTERPRETATION	1
2.	CONDITIONS	5
3.	SALE AND PURCHASE	6
4.	Acquisition price	7
5.	Adjustment to acquisition price	7
6.	COMPLETION	8
7.	WARRANTIES and indemnities by the Vendor	10
8.	undertakings and indemnities by the Vendor	13
9.	undertaking by the purchaser	13
10.	GUARANTEE AND INDEMNITY	13
11.	GENERAL	17
12.	NOTICES	19
13.	GOVERNING LAW	20

THIS AGREEMENT is made on 24th May 2006

BETWEEN:

1.
IDG TECHNOLOGY VENTURE INVESTMENT, INC., a company incorporated under the General Laws of the Commonwealth of Massachusetts and having its correspondence address at Room 616, Tower A, COFCO Plaza, 8 Jianguomenwei Dajie, Beijing, 100005 PRC (“IDG or the Vendor”);

2.
TRADE MEDIA HOLDINGS LIMITED, a company incorporated in the Cayman Islands and having its registered address at P.O. Box 219 GT, Strathvale House, North Church Street, George Town, Grand Cayman, Cayman Islands (the “Purchaser”); and

3.
INTERNATIONAL DATA GROUP, INC., a company incorporated under the General Laws of the Commonwealth of Massachusetts and having its correspondence address at Room 616, Tower A, COFCO Plaza, 8 Jianguomenwei Dajie, Beijing, 100005 PRC (the “Guarantor”).

RECITALS:

(A)
HC International, Inc. (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability on 3rd March, 2000 and its shares are listed on the Growth Enterprise Market of the Stock Exchange. Further details of the Company are set out in Part I of Schedule 1.

(B)
The Vendor holds a total of 73,331,954 Shares of the Company (representing approximately 15.32% of the total issued share capital of the Company), as at the date of this Agreement, out of which the Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares on the terms and conditions set out in this Agreement.

(C)	The Guarantor is the sole limited partner of IDG. The Guarantor has agreed to guarantee the obligations of the Vendor.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement, and in the Schedules, the following definitions are used:

“Associate” means (i) any entity in which any member of the Group owns or is entitled to control more than 20% of the shares, stock, voting rights and/or other participating interest (carrying the right to vote or to the distribution of profits) in or of that entity; and (ii) China Search Inc.;

“Accounts” has the meaning given to that term in Schedule 2;

“Acquisition Price” means, subject to adjustment in accordance with clause 5, HK$1.6095 per Sale Share totalling HK$77,027,451 for the 47,858,000 Sale Shares as at the date of this Agreement;

“Business Day” means a day (not being a Saturday) on which banks are open for general banking business in Hong Kong;

“CCASS” means the Central Clearing and Settlement System operated by Hong Kong Securities Clearing Company Limited;

“Companies Ordinance” means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with clause 6;

“Disclosure Letter” means the letter from the Vendor to the Purchaser dated the date of this Agreement and delivered immediately prior to the execution of this Agreement;

[* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 14-b2 of the Securities Exchange Act of 1934, as amended.];

“Executive” means the Executive Director of the Corporate Finance Division of the SFC;

“Group” means the Company and the Subsidiaries;

“HC Construction” means HC Construction Co., Ltd., a company incorporated in the PRC;

“HC Construction Option” means the option to be granted by HC Construction to the Purchaser under the HC Construction Option Deed in relation to HC Construction’s equity interests (“Beijing Huicong Option Shares”) in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), under which inter alia (a) HC Construction undertakes not to sell, transfer, charge or otherwise dispose of any of HC Construction’s equity interests in Beijing Huicong to third parties within the Option Period (as defined in the HC Construction Option Deed) and (b) the Purchaser shall have the right (but not the obligation) to purchase the Beijing Huicong Option Shares at any time within the Option Period;

“HC Construction Option Deed” means the option deed to be entered into by HC Construction and the Purchaser on the same date as this Agreement in relation to the HC Construction Option;

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“Listing Rules” means The Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange;

“Options” means the options to be granted by the Vendor and the Option Grantors to the Purchaser under the Option Deed in relation to the Shares held by the Vendor and the Option Grantors (“Option Shares”) under which (a) the Vendor and the Option Grantors shall undertake not to sell, transfer, charge, or otherwise dispose of, any of the Vendor’s and Option Grantors’ interests in the Option Shares at any time within one year from the date of Completion (the “Option Period”); and (b) the Purchaser shall have the right (but not the obligation) either (i) to purchase from the Vendor and the Option Grantors the Option Shares or (ii) to require the Vendor and the Option Grantors to accept in respect of such Option Shares a general offer made by or on behalf of the Purchaser for the Shares at any time during the Option Period;

“Option Deed” means the option deed to be entered into by the Vendor, the Option Grantors and the Purchaser on the same date as this Agreement in relation to the Options;

“Option Grantors” means IDG Technology Venture Investment, Inc., [* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 14-b2 of the Securities Exchange Act of 1934, as amended.], Guo Fansheng, [* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 14-b2 of the Securities Exchange Act of 1934, as amended.];

“PRC” means the People’s Republic of China;

“Purchaser’s Solicitors” means Herbert Smith of 23rd Floor, Gloucester Tower, 11 Pedder Street, Central, Hong Kong;

“Purchaser Shareholding” means the proportion that the number of Shares held by the Purchaser bears to the aggregate number of outstanding issued Shares, which was equivalent to 10% of the entire issued capital of the Company as at the date of Completion;

“RMB” means the lawful currency of the PRC;

“Sale Shares” means the 47,858,000 Shares (or if such number of Shares does not represent 10% of the Shares in issue as at the date of Completion, then such other number of Shares as represents 10% of the Shares in issue as at the date of Completion) to be sold by the Vendor to the Purchaser;

“SFC” means the Securities and Futures Commission of Hong Kong;

“Shares” means ordinary shares of HK$0.10 each in the share capital of the Company;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Subsidiaries” means all the subsidiaries and jointly controlled entities of the Company as at the date of this Agreement including without limitation to those companies named in Part II of Schedule 1;

“Takeovers Code” means The Codes or Takeovers and Mergers and Share Repurchases;

“Tax” and “Taxation” have the meanings given to those terms in Schedule 2;

“Vendor’s Solicitors” means Johnson Stokes & Master of 16th - 19th Floors, Prince’s Building, 10 Chater Road, Central, Hong Kong;

“Warranties” means the warranties set out in Schedule 2; and

“HK$” means Hong Kong dollars.

1.2	In this Agreement, words and expressions defined in the Companies Ordinance shall bear the same meaning as in that Ordinance unless expressly stated otherwise.

1.3	In this Agreement, save where the context otherwise requires:

1.3.1
a reference to a statute or statutory provision shall include a reference to that statute or provision as from time to time consolidated, modified, re-enacted or replaced by any statute or statutory provision; to any repealed statute or statutory provision which it re-enacts (with or without modification); and any subordinate legislation made under the relevant statute;

1.3.2	words in the singular shall include the plural, and vice versa;

1.3.3	the masculine gender shall include the feminine and neutral and vice versa;

1.3.4	a reference to a person shall include a reference to a firm, a body corporate, an unincorporated association or to a person’s executors or administrators;

1.3.5	a reference to a clause, paragraph or Schedule (other than to a schedule to a statutory provision) shall be a reference to a clause, paragraph or Schedule (as the case may be) of or to this Agreement;

1.3.6	if a period of time is specified and commences from a given day or the day of an act or event, it shall be calculated exclusive of that day;

1.3.7
references to any legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than Hong Kong be deemed to include what most nearly approximates in that jurisdiction to the Hong Kong legal term;

1.3.8	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

1.3.9	a reference to a balance sheet or profit and loss account shall include a reference to any note forming part of it;

1.3.10
where any of the Warranties is qualified by the expression “to the best of the knowledge of the Vendor” or any similar expression, that expression shall be taken to mean “to the best knowledge of the Vendor acting reasonably and in good faith, after making due, diligent and careful enquiries” and that the Vendor has used its best endeavours to ensure that all information given in the Warranty is true, complete and accurate in all material respects;

1.3.11	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation”;

1.3.12
references to documents “in the agreed terms” shall be to documents agreed between the parties, annexed to this Agreement and initialled for identification by the Vendor’s Solicitors and the Purchaser’s Solicitors;

1.3.13	the headings in this Agreement are for convenience only and shall not affect the interpretation of any provision of this Agreement; and

1.3.14	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.4	The designations adopted in the recitals and introductory statements preceding this clause apply throughout this Agreement and the Schedules.

1.5	Where any obligation in this Agreement is expressed to be made, undertaken or given by two or more parties, they shall be jointly and severally liable in respect of it.

2.	CONDITIONS

2.1	The provisions of this Agreement, other than clauses 1, 2, 7, 10, 12 and 13, are subject to each of the following conditions being satisfied:

2.1.1	the obtaining in a form satisfactory to the Purchaser of any consent to the sale and purchase of the Sale Shares under this Agreement, if required;

2.1.2	the full and effective release of all charges, mortgages, pledges, liens, encumbrances and other security of whatever nature over or in respect of all of the Sale Shares, if any; and

2.1.3	the receipt of all PRC regulatory approvals in respect of companies operating in advertising, internet and broadcasting industries as may be required to complete this Agreement;

2.1.4	the Vendor, the Option Grantors and the Purchaser entering into the Option Deed;

2.1.5	HC Construction and the Purchaser entering into the HC Construction Option Deed;

2.1.6
all relevant governmental and regulatory approvals (if any) relating to the execution of this Agreement, the Option Deed and the HC Construction Option Deed, having been obtained, and for the avoidance of doubt does not relate to completion of the Option Deed and the HC Construction Deed;

2.1.7
the Executive having confirmed that (i) no mandatory offer obligation under Rule 26 of the Takeovers Code will be triggered as a result of the transactions contemplated under this Agreement and the execution of the Option Deed and the HC Construction Option Deed and (ii) the Purchaser is not acting in concert with any of the Vendor, Option Grantors or HC Construction within the meaning of the Takeovers Code; and

2.1.8
save as specifically disclosed or otherwise provided in this Agreement (including but not limited to the matters referred to in clause 8.1 hereof) there has been no event, change or occurrence which, individually or together with any other event, change or occurrence has, or would, or could reasonably be expected to have, a material adverse effect on or cause a material adverse change to the financial or trading position or prospects of the Company, and if those conditions have not been fulfilled (or in the case of the conditions in clauses 2.1.1, 2.1.2, 2.1.4, 2.1.5 and 2.1.8 waived by the Purchaser) by 21 June, 2006, the provisions of this Agreement (other than clauses 1, 7, 10, 12 and 13) shall from such date have no effect and no party shall have any liability under them (without prejudice to the rights of any of the parties in respect of antecedent breaches).

2.2
The Vendor shall procure that the conditions in clause 2.1 (relating to itself including clauses 2.1.1 to 2.1.3 and clause 2.1.6) are satisfied (unless validly waived) as soon as practicable but in any event prior to 21 June 2006. No party is entitled to withdraw from this Agreement before 21 June 2006 unless any of the conditions in clause 2.1 becomes incapable of fulfilment.

2.3	Each party shall immediately notify the other parties as soon as it becomes aware that a condition in clause 2.1 has been satisfied or that any such condition is incapable of fulfilment.

3.	SALE AND PURCHASE

3.1	The Vendor, as beneficial owner, shall sell or procure to be sold and the Purchaser shall purchase the Sale Shares.

3.2
The Sale Shares shall be sold at Completion free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them (including but not limited to the rights to receive all dividends and other distributions, if any, declared made or paid on or after the date of this Agreement, but excluding any voting rights which shall only accrue to the Purchaser after Completion).

3.3
The Vendor waives and agrees to procure the waiver of any restrictions on transfer (including pre-emption rights) which may exist in relation to the Sale Shares under the constitutional documents of the Company or any contract or otherwise.

3.4
The Vendor shall use its best endeavours to procure that prior to Completion the businesses of the Group shall be operated in the ordinary course of business in compliance with all laws and regulations and in substantially the same manner as such businesses have been carried on before the date of this Agreement, so as to maintain each such business as a going concern. Pending Completion, the Vendor shall use its best endeavours to procure that each member of the Group:

3.4.1
shall not do or omit to do (or allow to be done or to be omitted to be done) any act or thing (in either case whether or not in the ordinary course of day-to-day operations) which may breach any of the Warranties; and

3.4.2
shall take all reasonable steps to preserve and protect its business and assets and the Vendor shall notify the Purchaser in writing promptly of any material adverse change in such business or assets or of any breach or potential breach of the undertakings in this clause 3.4.

4.	ACQUISITION PRICE

4.1	Subject to the adjustment in accordance with clause 5, the total consideration for the sale of the Sale Shares shall be the payment at Completion to the Vendor of the Acquisition Price.

5.	ADJUSTMENT TO ACQUISITION PRICE

5.1
Subject to Clause 5.2 below, the Acquisition Price shall be adjusted such that an additional sum of HK$31,093,343 representing HK$0.6497 per Sale Share (“Adjusted Acquisition Price”) shall be payable to the Vendor if either:

5.1.1
[* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 14-b2 of the Securities Exchange Act of 1934, as amended.]; or

5.1.2	upon completion of the sale and purchase of the Option Shares (whether under clause 2.1.1 or under clause 2.1.2 of the Option Deed).

5.2
In the event that the Adjusted Acquisition Price is payable, the Adjusted Acquisition Price shall be paid by electronic funds transfer to the bank account of the Vendor (as notified by the Vendor prior to such payment) within 5 Business Days from the earlier of:

5.2.1	the date on which the audited consolidated accounts for the financial year ending 31 December 2006 is published; or

5.2.2	the completion of the sale and purchase of the Option Shares (whether under clause 2.1.1 or under clause 2.1.2 of the Option Deed).

6.	COMPLETION

6.1
Subject to Clause 2.1, Completion shall take place at the offices of the Vendor’s Solicitors on the fifth (5th) Business Day following the satisfaction (or waiver, as appropriate) of all conditions set out in clause 2.1 (or at such other place or time as the parties shall agree).

6.2	At Completion, the Vendor shall deliver or cause to be delivered to the Purchaser or the Purchaser’s Solicitors:

6.2.1
duly executed instruments of transfer and sold notes in favour of the Purchaser or its nominee in respect of the Sale Shares together with definitive share certificates for them in the names of the relevant transferors;

6.2.2
any power of attorney under which any document required to be delivered pursuant to this clause 6.2 is executed on behalf of a transferor or other person and, in the case of a body corporate, evidence to the satisfaction of the Purchaser as to the authority of the person executing such documents on behalf of the body corporate;

6.2.3	in the case of a transferor who is not registered as the holder of any of the Sale Shares sold by him, evidence to the Purchaser’s satisfaction of his title or right to sell those Sale Shares;

6.2.4
any waivers, consents or other documents required to vest in the Purchaser the full beneficial ownership of the Sale Shares and enable the Purchaser to procure them to be registered in the name of the Purchaser or its nominee;

6.2.5
evidence (or failing which, written confirmation from the Vendor) to the satisfaction of the Purchaser of the fulfilment of the conditions (unless validly waived by the Purchaser) specified in clauses 2.1.1 to 2.1.6;

6.2.6
a cheque drawn in favour of “the Government of the Hong Kong Special Administrative Region” for HK$77,027.45 representing the estimated stamp duty, SFC transaction levy and Stock Exchange trading fee payable by the Vendor on the instruments of transfer and the sold notes in respect of the Sale Shares. The Vendor hereby undertake to immediately pay to the Purchaser any additional stamp duty which may be assessable on the Sale Shares (excluding any penalty duty assessable due to a failure to present the relevant documents for stamping within the relevant time period by the Purchaser);

6.2.7	certified copy of the resignation letters of the director of the Company who is referred to in clause 6.2.8(D), such registration to take effect as at Completion; and

6.2.8	certified copy resolutions of the directors of the Company approving the following matters:

(A)
the transfer of the Sale Shares for registration and the entry of the transferee in the register of members of the Company, in each case subject only to the transfer being subsequently presented duly stamped (if required);

(B)
the appointment of Mr. Merle A. Hinrichs (i) as a non-executive director of the Company and (ii) as a member of the audit committee and remuneration committee of the Company with effect from the date of Completion;

(C)	the appointment of Mr. Li Jianguang as a non-executive director of the Company with effect from the date of Completion; and

(D)
the resignations of two (2) existing directors of the Company, Mr. Hugo Shong and Mr. Yang Fei, who are to be replaced by the persons referred to in sub-clauses (B) and (C) above, with effect from the date of Completion.

6.3	At Completion,

6.3.1
the Vendor shall procure that its designated CCASS Participant gives an irrevocable delivery instruction to effect a book-entry settlement of the Sale Shares in accordance with this Agreement and the General Rules and the Operational Procedures to the credit of the stock accounts of the CCASS Participant of the Purchaser in accordance with the instructions and details provided to the Vendor by the Purchaser prior to Completion;

6.3.2	the Purchaser shall deliver a copy of the confirmation obtained from the SFC for the purpose of Clause 2.1.7; and

6.3.3
the Purchaser shall pay by electronic funds transfer for same day value to the bank accounts of the Vendor (as notified by the Vendor prior to Completion) the Acquisition Price. Receipt of the same by the Vendor shall be a valid discharge of the Purchaser’s obligations under clause 4.1.

6.4	No party shall be obliged to complete this Agreement unless the other party complies fully with all its obligations under clauses 6.2 and 6.3.

6.5	If the Vendor shall be unable to comply with any of its obligations under clauses 6.2 and 6.3 on or before the date fixed for Completion the Purchaser may:

6.5.1	defer Completion with respect to the Sale Shares to a date selected by the Purchaser not more than 28 days after that date (in which case this clause shall apply to Completion as so deferred); or

6.5.2	rescind this Agreement without liability to the Vendor whereupon and from such date the provisions of this Agreement (other than clauses 1, 7, 10, 12 and 13)

shall have no effect and no party shall have any liability under them (without prejudice to the rights of any of the parties in respect of antecedent breaches).

6.6
For so long after Completion as the Vendor (or their nominee(s)) remains the registered holder of any of the Sale Shares, the Vendor shall hold (or procure the holding of) the Sale Shares and any dividend, distributions, property and rights deriving from them in trust for the Purchaser and shall deal (or procure the dealing) with the Sale Shares and any dividend, distributions, property and rights deriving from them as the Purchaser directs; in particular, the Vendor shall exercise (or procure the exercise of) all voting rights attached to the Sale Shares as the Purchaser directs or shall execute (or procure the execution of) an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of the Company.

7.	WARRANTIES AND INDEMNITIES BY THE VENDOR

7.1
The Vendor warrants and represents to the Purchaser in the terms of the Warranties. The Guarantor separately warrants and represents to the Purchaser in the terms of the Warranties on the basis that each reference to the Vendor in the Warranties shall be deemed to be a reference to the Guarantor.

7.2	The Vendor acknowledges that, in entering into this Agreement, the Purchaser has relied upon prior representations by the Vendor in the terms of the Warranties.

7.3
The Vendor shall not (in the event of any claim being made against the Vendor in connection with the sale of the Sale Shares to the Purchaser) make any claim against any member of the Group (or any Associate) or against any director or employee of any member of the Group (or any Associate) on whom the Vendor may have relied before agreeing to any term of this Agreement.

7.4
Each of the Warranties shall be construed as a separate warranty and except where this Agreement expressly provides otherwise, each Warranty is not limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

7.5
The Vendor shall procure that the Warranties are true and accurate at all times up to and including Completion by reference to the facts and circumstances then subsisting and, for this purpose, the Warranties shall be deemed to be repeated at all times up to and including Completion as if any express or implied reference therein to the date of this Agreement shall be replaced by a reference to the time at which such Warranty is deemed to be repeated.

7.6
The Warranties are and shall be given subject to the matters disclosed or referred to in the Disclosure Letter to the intent that the Vendor shall not be liable by reason of any of the Warranties being untrue or misleading or breached to the extent that the same has been disclosed in the Disclosure Letter.

7.7	The total liability of the Vendor and the Guarantor under Clauses 7 and 8 of this Agreement shall not exceed the Acquisition Price (as adjusted in accordance with Clause 4 above).

7.8	The Vendor and the Guarantor shall have no liability under this Agreement:

7.8.1	unless, in the case of any particular claim, the amount thereof shall exceed HK$1,000,000; or

7.8.2
until the aggregate amount of all valid claims which could otherwise be made under this Agreement (including all claims which could be made but for the operation of Clause 7.8.1) shall exceed HK$3,000,000 at which time all such valid claims shall become payable.

7.9
If any claim for breach of Warranties is brought under this Agreement in relation to any liability of the Purchaser, the Company or any member of the Group which is contingent only, the Vendor shall not be liable to make any payment in respect thereof until such contingent liability becomes an actual liability.

7.10	In the event of any claim for breach of any of the Warranties, it shall be open to the Vendor to reduce the amount of such claim by the amount by which at the date of such claim:

7.10.1	any contingency provided against in the Accounts is certified by the auditors of the Company as having been discharged or satisfied below the amount attributed thereto in the Accounts;

7.10.2	any contingency provided against in the accounts is certified by the auditors of the Company as having been ascertained as over-provided for in the Accounts; and/or

7.10.3
the amount of any taxation credits, reliefs or set off due to or received by the Purchaser, the Company or any member of the Group except to the extent that the same shall have been taken into account in the Accounts;

and any costs incurred in computing and/or certifying the amount of any such reduction shall be borne by the Vendor.

7.11
The Vendor shall not be liable for breach of any Warranty to the extent that such liability arises by reason of any act or omission effected by the Purchaser after Completion or by reason of any retrospective change in the law or practice of relevant tax authorities coming into force after the date hereof or to the extent such liability arises or is increased by an increase in rates of taxation after the date hereof with retrospective effect.

7.12
To the extent that the Purchaser shall have been compensated in respect of any facts or circumstances for any breach of any of the Warranties or under any terms of this Agreement, the Purchaser shall not be entitled to claim under any other of the Warranties or other term of this Agreement in respect of the same facts or circumstances.

7.13
If the Vendor pays any amount to the Purchaser by way of damages for breach of the Warranties (a “Damages Payment”) and the Purchaser subsequently receives any amount (the “Repaid Amount”) from any third party otherwise than from the Vendor which payment would not have been received but for the circumstances giving rise to the claim in respect of which the Damages Payment was made, the Purchaser shall, once it has received such amount, as soon as reasonably practicable repay to the Vendor the Repaid Amount.

7.14
If the Vendor pays any Damages Payment to the Purchaser and any member of the Group subsequently receives the Repaid Amount from any third party otherwise than from the Vendor which payment would not have been received but for the circumstances giving rise to the claim in respect of which the Damages Payment was made, the Purchaser shall as soon as reasonably practicable repay to the Vendor such part of the Repaid Amount which is proportionate to its shareholding in the Company as at Completion.

7.15
The Purchaser shall be entitled to claim both before and after Completion that any of the Warranties is or was untrue or misleading or has or had been breached even if the Purchaser could have discovered on or before entering into this Agreement or before Completion that the Warranty in question was untrue or misleading or had been breached and Completion shall not in any way constitute a waiver of any of the Purchaser’s rights.

7.16
The Vendor undertakes to indemnify and keep indemnified the Purchaser at any time and from time to time from and against all claims, liabilities, losses, reasonable costs and expenses which the Purchaser may suffer or incur or which may be made against the Purchaser either before or after the commencement of and arising out of, or in respect of, any action in connection with:

7.16.1
the settlement of any claim that (i) any of the Warranties or any other term of this Agreement (together the “Undertakings”) is untrue or misleading or has been breached; or (ii) any of the undertakings and indemnities in clause 8 has been breached;

7.16.2
any legal proceedings taken by the Purchaser claiming that (i) any of the Undertakings is untrue or misleading or has been breached; or (ii) any of the undertakings and indemnities in clause 8 has been breached and in which judgment is given for the Purchaser; and

7.16.3	the enforcement of any such settlement or judgment relating to the subject matter in clauses 7.16.1 and 7.16.2 of this Agreement.

7.17
The rights and remedies of the Purchaser in respect of a breach of any of the Warranties shall not be affected by Completion, by any investigation made by or on behalf of the Purchaser into the affairs of the Group, by the giving of any time or other indulgence by the Purchaser to any person, by the Purchaser rescinding or not rescinding this Agreement, or by any other cause whatsoever except a specific waiver or release by the Purchaser in writing; and any such waiver or release shall not prejudice or affect any remaining rights or remedies of the Purchaser.

7.18
Nothing in this clause 7 restricts or limits any general obligation at law of each of the Purchaser, the Company and the Subsidiaries to mitigate any loss or damage which it may suffer or incur as a consequence of any breach of any Warranty.

7.19	If before Completion:

7.19.1	the Purchaser becomes aware that any of the Warranties was at the date of this Agreement, or has since become, untrue or misleading or that the Vendor is in breach of any term of this Agreement; or

7.19.2
save as specifically disclosed or otherwise provided in this Agreement (including clause 8.1 hereof), any other event occurs which has, or could be reasonably expected to have, or is likely to result in, a material adverse effect on the financial position or business prospects of the Group and the Associates as a whole;

the Purchaser shall be entitled to rescind this Agreement without liability to the Vendor and the provisions of clause 6.5.2 shall apply.

7.20
The rights, including rights of rescission, conferred on the Purchaser by this Agreement are in addition and without prejudice to all other rights and remedies available to the Purchaser, and no exercise or failure to exercise a right under this Agreement or otherwise or to invoke a remedy shall constitute a waiver of that right or remedy by the Purchaser.

8.	UNDERTAKINGS AND INDEMNITIES BY THE VENDOR

[* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 14-b2 of the Securities Exchange Act of 1934, as amended.]

9.	UNDERTAKING BY THE PURCHASER

9.1
The Purchaser hereby irrevocably and unconditionally undertakes to the Vendor that in the event that the Purchaser does not exercise the Options during the Option Period, upon expiry of the Option Period, or if the Options are exercised but the sale and purchase of the Option Shares is not completed in accordance with the terms of the Option Deed, the director of the Company nominated by the Purchaser shall resign from the audit and remuneration committees of the Company.

9.2	The Purchaser undertakes that, upon expiry of the Option Period, it shall procure the resignation of the person nominated by the Purchaser and appointed as director of Beijing Huicong.

10.	GUARANTEE AND INDEMNITY

10.1
In consideration of the Purchaser agreeing to purchase the Sale Shares from the Vendor on the terms set out in this Agreement, the Guarantor unconditionally and irrevocably guarantees to the Purchaser the due and punctual discharge by the Vendor of all of its obligations of whatever nature (which shall, for the avoidance of doubt, include its liabilities to pay damages and satisfy any indemnity, agreed or otherwise) under this Agreement (the “Guaranteed Obligations”) and promises to pay on demand each sum (including any interest charges thereon up to and including such charges arising from the date of demand hereof until the date of payment hereunder) which the Vendor is liable to pay under this Agreement.

10.2
Without prejudice to the rights of the Purchaser against the Vendor as primary obligor, the Guarantor shall be deemed a principal debtor in respect of its obligations under this Agreement and not merely a surety and accordingly the Guarantor shall not be discharged nor shall its liability hereunder be affected by any act or thing or means whatsoever by which its said liability would not have been discharged if it had been a primary debtor.

10.3	The Guarantor’s obligations shall be a continuing guarantee. The Purchaser may make claims and demands of the Guarantor without limit of number.

10.4
The Guarantor’s obligations shall be in addition to and not in substitution for, and shall not be prejudiced by, any rights which the Purchaser may have pursuant to any other agreement or security which the Purchaser may enter into or obtain in relation to this Agreement or the Guaranteed Obligations and the Guarantor’s obligations may be enforced against it without first having recourse to any such rights or security.

10.5	The Guarantor’s liability to the Purchaser shall not be discharged, impaired or affected by reason of:

10.5.1	any time, indulgence or waiver which the Purchaser may grant to the Vendor or any other person;

10.5.2	any legal limitation, disability or incapacity or other circumstances relating to the Vendor, or any amendment to or variation of any of the terms of this Agreement or of any Guaranteed Obligations;

10.5.3	any defect in the obligations of the Purchaser;

10.5.4	any amendment to this Agreement;

10.5.5
the liquidation or dissolution of the Vendor or the appointment of a receiver, administrative receiver or administrator of any of the Vendor’s assets or any change of control of the Vendor or the occurrence of any circumstance affecting the liability of the Vendor to discharge any Guaranteed Obligations; or

10.5.6	any other matter or circumstance whereby but for this provision the Guarantor would or might be discharged from liability under this clause 10.

10.6
As a separate, additional and continuing obligation, the Guarantor unconditionally and irrevocably undertakes with the Purchaser that, should the Guaranteed Obligations not be recoverable from the Guarantor under clauses 10.1 and 10.2 for any reason whatsoever (including, but without prejudice to the generality of the foregoing, by reason of any provision of this Agreement being or becoming void, unenforceable or otherwise invalid under any applicable law) then, notwithstanding that that may have been known to the Purchaser, the Guarantor will as a sole, original, and independent obligation make payment of the Guaranteed Obligations to the Purchaser on demand by way of a full indemnity.

10.7
The Guarantor will indemnify the Purchaser against all losses, claims, costs, charges and expenses to which it may be subject or which it may incur whilst acting in good faith under or pursuant to this Agreement as a result of any default by the Vendor in performing any Guaranteed Obligations or by the Guarantor in performing its obligations under this Agreement.

10.8	Where:

10.8.1	any discharge (whether in respect of the Guaranteed Obligations, this Agreement or otherwise) is made in whole or in part; or

10.8.2	any arrangement is made,

in either case on the faith of any payment, security or disposition which is avoided or must be repaid the liability under this Agreement shall continue as if there had been no such discharge or arrangement and the Guarantor shall indemnify the Purchaser in respect thereof.

10.9
The Guarantor hereby covenants with the Purchaser that after demand has been made by the Purchaser hereunder and until the amount so demanded has been paid in full or unless otherwise agreed in writing by the Purchaser:

10.9.1
the Guarantor will not make demand for the payment of any moneys from time to time due or becoming due to the Guarantor from the Vendor by reason of any payment made by the Guarantor hereunder or exercise any other right or remedy to which it may be entitled in respect of such moneys including (without prejudice to the generality of the foregoing) any rights of subrogation or contribution or other right of a surety discharging its liability;

10.9.2
in the event of the insolvency or liquidation of the Vendor the Guarantor will not prove in any such insolvency or liquidation in competition with the Purchaser for any moneys owing to the Guarantor by the Vendor by reason of any payment made by the Guarantor hereunder;

10.9.3
any security taken by the Guarantor from the Vendor in consideration of this guarantee and indemnity together with any moneys received by the Guarantor by proving in respect of any claim by the Guarantor in the insolvency or liquidation of the Vendor, shall be held in trust absolutely for the benefit of the Purchaser for the obligations of the Guarantor hereunder.

10.10	The Guarantor agrees, acknowledges and declares that:

10.10.1
if any payment received by the Purchaser in respect of moneys due or owing to the Purchaser from the Vendor shall, on the subsequent insolvency or liquidation of the Vendor be avoided under any laws relating to insolvency or liquidation and the amount thereof repaid by the Purchaser, such payment shall not be considered as discharging or diminishing the liability of the Guarantor and this clause 10 shall continue to apply as if such payment had at all times remained owing by the Vendor to the Purchaser and the Guarantor shall indemnify the Purchaser in respect thereof;

10.10.2	after demand has been made by the Purchaser hereunder and until the amount so demanded has been paid in full:

(A)
the Purchaser may take such action as it shall in its own discretion consider appropriate against the Vendor or otherwise to recover all sums due and payable to it under this Agreement, the Guarantor however remains liable under this clause 10 for performance of the Guaranteed Obligations;

(B)
for the purpose of enabling the Purchaser to sue the Vendor or to prove in its liquidation or in any similar proceedings for any moneys due and unpaid by the Vendor to the Purchaser, the Purchaser may at any time place and keep for such time as it may think fit any moneys received hereunder to the credit of a securities realised account without any obligation on the part of the Purchaser to apply the same or any part thereof in or towards the discharge of the debts and liabilities of the Vendor to the Purchaser. Upon the Purchaser having received all moneys owing or due and payable or to become owing or due and payable by the Guarantor and the Vendor to the Purchaser under this Agreement any moneys thereafter standing to the credit of such securities realised account shall be released to the Guarantor.

10.11
All payments under the guarantee and indemnity contained in clauses 10.1 to 10.10 above shall be made without any set-off, counterclaim or equity and free from, clear of and without deduction for any Tax whatsoever, present or future. If the Guarantor is compelled by the law of any applicable jurisdiction (or by an order of any regulatory authority in such jurisdiction) to withhold or deduct at source any sums in respect of Tax, duties, levies, imposts or charges from any amount payable to the Purchaser under the said guarantee and indemnity, or if any such withholding or deduction is made in respect of any recovery under the said guarantee and indemnity, the Guarantor shall pay such additional amount as may be necessary to ensure that the amount received by the Purchaser shall equal the full amount due to it under the provisions of the said guarantee and indemnity and will supply the Purchaser promptly, with evidence satisfactory to the Purchaser, that the Guarantor has accounted to the relevant authority for the sum withheld or deducted.

10.12	Any certificate provided by the Purchaser of the amount due to the Purchaser under this clause 10 shall be final, binding and conclusive as against the Vendor save for any manifest error.

11.	GENERAL

11.1
The Vendor shall use its reasonable endeavours to procure that as from the date of this Agreement the Purchaser (and any person authorised by it) shall be entitled to conduct such enquiries, investigations and due diligence reviews of the business, affairs, operations and financial position of the Group as the Purchaser in its absolute discretion deems necessary, desirable or appropriate and the Vendor shall use its reasonable endeavours to, subject to Clause 11.2 hereof and the Purchaser executing a confidentiality undertaking in favour of the Company (if required by the Company) on substantially the same terms set out in Clause 11.2, procure that the Purchaser and any persons authorised by it shall on giving reasonable prior notice and during normal office hours be given full access to the employees, premises, plant, machinery, books of account, records and documents of the Company and each of its subsidiaries as the Purchaser may reasonably request..

11.2
Each party (including their representatives and authorised persons) shall, and shall use their reasonable endeavours to procure the Company that it shall, at all times keep confidential and not directly or indirectly make or allow any disclosure or use to be made of any information in its possession or otherwise obtained pursuant to this Agreement relating to any other party, the Company and each of its Subsidiaries or to the existence or subject matter of this Agreement, except:

11.2.1	to the extent required by law or any regulatory body;

11.2.2
where the information is already disclosed in the public domain otherwise than pursuant to or arising from a breach by the parties (including their representatives and authorised persons) of its confidentiality undertaking under this Clause; or

11.2.3	with the consent of the other party (which consent shall not be unreasonably withheld).

11.3
The parties agree that (and the Vendor will use all reasonable endeavours to procure that the Company will ensure that) any announcement or circular required to be disclosed or issued by law or any regulatory body (including the SFC and the Stock Exchange) concerning the subject matter of this Agreement, the Options and the HC Construction Option shall only be made or issued after consultation with the other parties and after taking into account the reasonable requirements of the other parties as to the contents of such announcement or circular.

11.4
No party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge or otherwise dispose in any manner whatsoever of the benefit of this Agreement and no party may sub contract or delegate in any manner whatsoever its performance under this Agreement except with the prior written consent of the other parties.

11.5	In the event of an assignment pursuant to clause 11.4, the original contracting party remains liable to procure the performance of the obligations under the agreement by the assignee.

11.6
Each of the parties confirms that this Agreement together with the documents in the agreed form, represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom.

11.7
If any provision or part of this Agreement is void or unenforceable due to any applicable law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

11.8	So far as it remains to be performed this Agreement shall continue in full force and effect after Completion. The rights and remedies of the parties shall not be affected by Completion.

11.9
The Vendor shall after Completion execute all such deeds and documents and do all such things as the Purchaser may reasonably require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Sale Shares.

11.10
Any payments made by or due from the Vendor or the Guarantor under, or pursuant to the terms of, this Agreement shall be free and clear of all Taxation whatsoever save only for any deductions or withholdings required by law.

11.11
If any deductions or withholdings are required by law, or any payments made by or due from the Vendor under this Agreement are liable for Taxation or would have been liable for Taxation but for the utilisation of any Tax relief in respect of such liability, the Vendor shall be liable to pay to the Purchaser such further sums as shall be required to ensure that the net amount received by the Purchaser will equal the full amount which would have been received under the relevant provision of this Agreement in the absence of any such deductions withholdings or Taxation liabilities.

11.12
The rights and remedies of the parties shall not be affected by the giving of any indulgence by any other party or by anything whatsoever except a specific waiver or release in writing and any such waiver or release shall not prejudice or affect any other rights or remedies of the Parties.

11.13
This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which when executed and delivered shall be an original but all the counterparts together constitute one instrument.

11.14
No variation of this Agreement (or any of the documents referred to in it) shall be valid unless it is in writing (which, for this purpose, does not include e mail) and signed by or on behalf of each of the Parties to this Agreement.

11.15
Every payment payable by the Vendor and the Guarantor under this Agreement shall be made in full without any set off or counterclaim howsoever arising and shall be free and clear of, and without deduction of, or withholding for or on account of, any amount which is due and payable to the Vendor or the Guarantor under this Agreement.

11.16
The parties shall pay their own costs in connection with the preparation and negotiation of this Agreement and any matter contemplated by it (including but not limited to their respective stamp duty, SFC transaction levy and Stock Exchange trading fee).

11.17
No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party’s ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

11.18
The parties acknowledge and agree that in the event of a default by any party in the performance of their respective obligations under this Agreement, the non-defaulting parties shall have the right to obtain specific performance of the defaulting party’s obligations. Such remedy to be in addition to any other remedies provided under this Agreement or at law.

12.	NOTICES

12.1	A notice (including any approval, consent or other communication) in connection with this Agreement and the documents referred to in it:

12.1.1	must be in writing;

12.1.2
must be left at the address of the addressee or sent by pre paid first class post (airmail if posted to or from a place outside Hong Kong) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this clause in relation to the party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or facsimile number in Hong Kong and/or marked for the attention of such other person, as the relevant party may from time to time specify by notice given in accordance with this clause.

The relevant details of each party at the date of this Agreement are:

Vendor
Address:	10/F, Effectual Building, 16 Hennessy Road, Wanchai, Hong Kong
Facsimile:	(852) 2529 1619
Attention:	Simon Ho

Guarantor
Address:	Room 616, Tower A, COFCO Plaza, 8 Jianguomennei Dajie, Beijing 100005, PRC
Facsimile:	(8610) 6526 0700
Attention:	Li Jianguang

Purchaser
Address:	c/o 22/F Vita Tower, 29 Wong Chuk Hang Road, Aberdeen, Hong Kong
Facsimile:	(852) 2552 5925
Attention:	Legal Department

12.1.3	for the avoidance of doubt, must not be sent by electronic mail.

12.2	In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with clause 12.3 below.

12.3	Subject to clause 12.4 below, a notice is deemed to be received:

12.3.1	in the case of a notice left at the address of the addressee, upon delivery at that address;

12.3.2	in the case of a posted letter, on the third day after posting or, if posted to or from a place outside Hong Kong, the seventh day after posting; and

12.3.3
in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

12.4
A notice received or deemed to be received in accordance with clause 12.3 above on a day which is not a Business Day or after 5 p.m. on any Business Day, according to local time in the place of receipt, shall be deemed to be received on the next following Business Day.

12.5	Each party undertakes to notify the other parties by notice served in accordance with this clause if the address specified herein is no longer an appropriate address for the service of notices.

13.	GOVERNING LAW

13.1	This Agreement shall be governed by, and construed in accordance with, Hong Kong law.

13.2
Each party irrevocably agrees for the benefit of the Purchaser that the Courts of Hong Kong shall have non-exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

13.3
Each party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

13.4
The submission to the jurisdiction of the Courts of Hong Kong shall not (and shall not be construed so as to) limit the right of the Purchaser to bring legal proceedings in any other court of competent jurisdiction including without limitation the courts having jurisdiction by reason of the Purchaser’s domicile. Legal proceedings by the Purchaser in any one or more jurisdictions shall not preclude legal proceedings by it in any other jurisdiction, whether by way of substantive action, ancillary relief, enforcement or otherwise.

13.5
The Purchaser hereby appoints Publishers Representatives Limited, with correspondence address at 22nd Floor, Vita Tower, 29 Wong Chuk Hang Road, Aberdeen, Hong Kong (Attention: Legal Department), as its agent to accept service of legal process on its behalf. The Purchaser irrevocably agrees that if its process agent ceases to have an address in Hong Kong or ceases to act as its process agent, it shall appoint a new process agent acceptable to the other Parties and will deliver to the other parties to this Agreement within 14 days a copy of written acceptance of appointment by the new process agent.

13.6
The Vendor and the Guarantor hereby irrevocably appoint Simon Ho of IDGVC Partners at 10/F., Effectual Building, 16 Hennessy Road, Wanchai, Hong Kong as their agent to accept service of legal process on their behalf. The Vendor and the Guarantor irrevocably agree that if their process agent ceases to have an address in Hong Kong or ceases to act as their process agent, they shall appoint a new process agent acceptable to the other Parties and will deliver to each of the other parties to this Agreement within 14 days a copy of written acceptance of appointment by the new process agent.

13.7
Subject to clauses 13.5 and 13.6, each party agrees that without preventing any other mode of service, any document in an action (including, but not limited to, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 12 and each party undertakes to maintain such an address at all times in Hong Kong and to notify the other party in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of notices under clause 12.

IN WITNESS of which the parties have executed this Agreement on the date first mentioned above.

EXECUTION PAGE

SIGNED for and on behalf of	)
IDG TECHNOLOGY	)
VENTURE INVESTMENT, INC.	)
in the presence of:	)

SIGNED for and on behalf of	)
TRADE MEDIA HOLDINGS	)
LIMITED	)
in the presence of:	)

SIGNED for and on behalf of	)
INTERNATIONAL DATA	)
GROUP, INC.	)
in the presence of:	)